Filed by Li-Cycle Holdings Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Li-Cycle Announces Partnership with Univar Solutions OnSite Services to Provide Comprehensive Lithium-ion Battery Environmental Services and Solutions

Combined offering provides the latest lithium-ion battery recycling technology and world-class environmental services to deliver unmatched value

TORONTO, Ontario (July 20, 2021) – Li-Cycle Corp. (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the largest lithium-ion battery recycler in North America, today announced a partnership with Univar Solutions OnSite Services (“Univar Solutions”), a leader in waste management, to provide waste management solutions for lithium-ion batteries.

Through the partnership, Li-Cycle and Univar Solutions customers will now benefit from a waste management solution for lithium-ion battery waste across multiple manufacturing verticals, including the growing North American electric vehicle manufacturing market. The partnership will leverage Univar Solutions’ expertise in collecting, sorting, and diverting waste on site at such facilities with Li-Cycle becoming a key partner for responsibly managing any lithium-ion battery waste.

“This new partnership with Univar Solutions will enable us to deliver additional value for both new and existing customers by providing them with total waste management solutions as it pertains to lithium-ion batteries,” said Ajay Kochhar, co-founder and CEO of Li-Cycle. “We are constantly looking for ways to support our growing customer base and promote more economically and environmentally sustainable lithium-ion battery recycling, which in turn helps create new sources of critical materials for the end-consumer.”

Li-Cycle utilizes a commercial process for efficient recovery of critical, finite materials from end-of-life lithium-ion batteries through partnerships with some of the largest automotive and battery manufacturers across the globe. Univar Solutions works at the intersection of science and technology to help create a better world through a focus on developing more processes, culture, products, services and collaborations. Univar Solutions’ OnSite Services team is an industry leader in comprehensive waste and byproduct management programs, servicing the automotive, aerospace, consumer electronics, and other manufacturing sectors.

“At Univar Solutions, our commitment to bringing more sustainable solutions for a better world extends to helping our customers and suppliers achieve their sustainability goals. We are thrilled to partner with an industry leader like Li-Cycle and we look forward to working together,” said Stephen Molica, vice president of Services for Univar Solutions. “We believe this partnership will help enhance best-in-class sustainability solutions of our OnSite Services portfolio and look forward to further supporting our customers’ important sustainability goals using Li-Cycle’s solutions.”

The imperative for economically and environmentally sustainable resource recycling is growing in lockstep with the rapid growth of battery manufacturing and aligns with Li-Cycle’s and Univar Solutions’ corporate social responsibilities. Li-Cycle utilizes its proprietary Spoke & Hub Technologies™ to achieve an industry-leading recovery rate and to produce the critical battery materials underpinning the global growth in electric vehicle production.

About Li-Cycle Corp.

Li-Cycle is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

On February 16, 2021, Li-Cycle announced its entry into a definitive business combination agreement with Peridot Acquisition Corp. (NYSE: PDAC) (“Peridot”). Upon the closing of the business combination, which is expected in the third quarter of 2021, the combined company will be named Li-Cycle Holdings Corp.

About Univar Solutions

Univar Solutions is a leading global specialty chemical and ingredient distributor representing a premier portfolio from the world’s leading producers. With the industry’s largest private transportation fleet and North American sales force, unparalleled logistics know-how, deep market and regulatory knowledge, world-class formulation and recipe development, and leading digital tools the company is well-positioned to offer tailored solutions and value-added services to a wide range of markets, industries, and applications. Univar Solutions is committed to helping customers and suppliers innovate and grow together. Learn more at UnivarSolutions.com.

CONTACTS

Li-Cycle:

Investor Relations: investors@li-cycle.com

Press: media@li-cycle.com

Univar Solutions:

Investor Relations

Heather Kos

+1 844-632-1060

IR@univarsolutions.com

Media Relations

Dwayne Roark

+1 331-777-6031

mediarelations@univarsolutions.com

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a definitive prospectus of Newco and a definitive proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot has mailed the Proxy Statement/Prospectus to its shareholders on or about July 15, 2021. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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